This document is important and requires your immediate attention.  If you are in doubt as to how to respond to the Endeavour Offer you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

CREAM MINERALS LTD.

SUPPLEMENTARY DIRECTORS' CIRCULAR

RELATING TO THE UNSOLICITED OFFER BY

ENDEAVOUR SILVER CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

CREAM MINERALS LTD.

NO RECOMMENDATION

For the reasons set out herein, the Board, acting upon the unanimous recommendation of the Independent Committee, is not making a recommendation to Shareholders as to whether or not to accept the Endeavour Offer.

Shareholders are urged to review carefully the factors considered by the Independent Committee and the Board under the heading "Reasons for Making No Recommendation" and come to their own conclusions as to whether or not to accept the Endeavour Offer.

Notice To U.S. Shareholders

The offer to which this Supplementary Directors' Circular relates is in respect of the securities of a Canadian issuer and, while the issuer is subject to Canadian continuous disclosure requirements, Shareholders should be aware that the Canadian requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Cream Minerals Ltd. is incorporated in Canada, that all of its officers and directors and its financial advisors named herein are residents of Canada, and that a majority of its assets are located outside the United States.

October 29, 2010

TABLE OF CONTENTS

SUMMARY	ii
SUPPLEMENTARY DIRECTORS' CIRCULAR	1
RECENT DEVELOPMENTS	1
NO RECOMMENDATION OF THE INDEPENDENT COMMITTEE	2
NO RECOMMENDATION OF THE DIRECTORS	2
REASONS FOR MAKING NO RECOMMENDATION	2
Risks Related to the Endeavour Offer	4
The Minco Offer	5
Risks Related to the Minco Offer	6
SHARE CAPITAL OF CREAM	7
OWNERSHIP OF SECURITIES OF CREAM	7
PRINCIPAL SHAREHOLDERS	9
INTENTIONS OF DIRECTORS AND OFFICERS	9
TRADING IN SECURITIES OF CREAM BY DIRECTORS, OFFICERS AND OTHER INSIDERS	9
ISSUANCES OF SECURITIES OF CREAM	9
OWNERSHIP OF SECURITIES OF ENDEAVOUR SILVER	10
RELATIONSHIP BETWEEN ENDEAVOUR SILVER AND THE DIRECTORS AND OFFICERS OF CREAM	10
ARRANGEMENTS BETWEEN CREAM AND ITS DIRECTORS AND OFFICERS	10
MATERIAL TRANSACTIONS	11
NO MATERIAL CHANGES	11
OTHER INFORMATION	11
PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED	11
STATEMENT OF RIGHTS	11
AVAILABILITY OF DOCUMENTS	12
FORWARD-LOOKING STATEMENTS	12
APPROVAL OF DIRECTORS' CIRCULAR	12
CERTIFICATE	13

SUMMARY

The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular.

The Endeavour Offer:

Endeavour Silver has made an unsolicited offer to purchase all of the Company's outstanding Shares (including Shares that may become outstanding, before the expiry date of the Endeavour Offer, upon the conversion, exchange or exercise of outstanding options or warrants of Cream), on the basis of $0.12 in cash for each Share.

The Endeavour Offer is subject to a number of conditions set out in the Endeavour Circular.  Unless extended or withdrawn, it will expire on November 9, 2010.

Directors Make No Recommendation:

The Board is making NO RECOMMENDATION as to whether Shareholders should accept or reject the Endeavour Offer.

Shareholders should consider the Endeavour Offer and the information contained in this Directors' Circular carefully and make their own decisions regarding whether or not to accept the Endeavour Offer.

Shareholders who are in doubt about how to respond to the Endeavour Offer, including whether or not to deposit their Shares to or withdraw their Shares from the Endeavour Offer, should contact their investment dealer, tax advisor, lawyer or other professional advisors.

Reasons for Making No Recommendation:

The Independent Committee has reviewed and considered the Endeavour Offer and carried out with its financial advisors a process intended to develop value-maximizing alternatives to the Endeavour Offer.  In the course of that process, the Independent Committee has also reviewed and considered the Minco Offer, the particulars of which are provided below.

With no other offers before them, the Independent Committee and the Board were faced with the decision whether to recommend that Shareholders accept the Endeavour Offer at $0.12 per Share in cash, or reject the Endeavour Offer and remain in the exploration business, with its attendant risks but also with the opportunity for potentially greater returns at a later date. With the benefit of advice from the Independent Committee, the Board has unanimously decided to maintain a NO RECOMMENDATION position with respect to the Endeavour Offer.  See "Reasons for Making No Recommendation" for further details.

SUPPLEMENTARY DIRECTORS' CIRCULAR

This supplementary directors' circular (this "Directors' Circular") is issued by the Board of Directors (the "Board") of Cream Minerals Ltd. ("Cream" or the "Company") in connection with the unsolicited offer (the "Endeavour Offer") made by Endeavour Silver Corporation ("Endeavour Silver") to acquire all of the issued and outstanding common shares of Cream (the "Shares"), including Shares that may become outstanding, before the expiry date of the Endeavour Offer, upon the conversion, exchange or exercise of outstanding options or warrants of Cream.  The terms and conditions of the Endeavour Offer are set out in the Endeavour Silver take-over bid circular (the "Endeavour Circular") accompanying the offer dated October 4, 2010 that was mailed to holders of Shares ("Shareholders").  This Directors' Circular should be read together with the initial directors' circular issued by the Board dated October 15, 2010 (the "Initial Directors' Circular"), in particular the section thereof entitled "Background to the Endeavour Offer".

All information contained in this Directors' Circular relating to the Endeavour Offer has been taken from or is based on the Endeavour Circular or publicly available documents or records of Endeavour Silver filed with Canadian provincial securities regulatory authorities.  The Board assumes no responsibility for the accuracy or completeness of such information.

All dollar amounts in this Directors' Circular are expressed in Canadian dollars, unless otherwise indicated.

RECENT DEVELOPMENTS

On October 5, 2010, the Independent Committee engaged Capital West Partners ("Capital West") as its independent financial advisor and instructed Capital West to consider and advise on the Endeavour Offer and to commence immediately a process intended to develop value-maximizing alternatives to the Endeavour Offer.

One of the strategic alternatives that was identified immediately was the possibility of a transaction with Minco Silver Corporation ("Minco"), a company with which Cream was engaged in advanced negotiations at the time of the Endeavour Offer.  The transaction considered was one by which Cream would sell Minco an initial 50% interest in Cream's Nuevo Milenio silver-gold project in Nayarit State, Mexico ("Nuevo Milenio") for $5 million in cash and grant Minco an option to acquire an additional 20% interest by incurring work expenditures of a further $5 million on the project, leaving Cream with a 30% interest.  On October 15, 2010, Cream received an offer (the "Minco Offer") for such a transaction.

With its work with other potential acquirers still underway, on October 15, 2010, the Independent Committee delivered its initial report to the Board, advising that it was continuing to pursue strategic alternatives to the Endeavour Offer that may enhance value, and that it needed more time to properly fulfil its mandate.

On October 15, 2010, the Board accepted the recommendation and reasons of the Independent Committee and approved the Initial Directors' Circular, in which it made no recommendation to Shareholders, but advised Shareholders not to tender Shares to the Endeavour Offer until further communication was received from the Board.

Over the next two weeks, the Independent Committee, with the aid of its legal and financial advisors, continued both its review and analysis of the Endeavour Offer and the Minco Offer, and its process to elicit other transactions that could provide greater value to Shareholders.  Although a number of the parties contacted by Capital West expressed interest in Cream or the Nuevo Milenio project and several conducted due diligence, no competing offer has been forthcoming as yet.

On October 29, 2010, the Independent Committee met, together with its legal and financial advisors, to consider the results to that date of the process conducted by Capital West, its recommendation with respect to the Endeavour Offer, the terms of the Minco Offer, and the possible responses and courses of action that might be undertaken by the Company in the context of the Endeavour Offer.

NO RECOMMENDATION OF THE INDEPENDENT COMMITTEE

After careful consideration, including a thorough review of each of the Endeavour Offer and the Minco Offer, as well as other factors, including those discussed under the heading "Reasons for Making No Recommendation" in this Directors' Circular, and after consultation with its legal and financial advisors, on October 29, 2010 the Independent Committee delivered to the Board its report (the "Independent Committee Report") containing its unanimous recommendation that the Board make NO RECOMMENDATION to Shareholders with respect to the Endeavour Offer.  See "Reasons for Making No Recommendation" in this Directors' Circular.

NO RECOMMENDATION OF THE DIRECTORS

On October 29, 2010, the Board, together with Cream's legal counsel, met to consider the recommendations in the Independent Committee Report.  The Board has carefully reviewed and considered the Endeavour Offer, with the benefit of the Independent Committee Report and advice from the Company's legal advisors.  Based upon the foregoing, the Board has unanimously determined that it will make NO RECOMMENDATION to Shareholders with respect to the acceptance or rejection of the Endeavour Offer.

Shareholders are urged to make their own decisions regarding whether to accept or reject the Endeavour Offer, after considering carefully the Endeavour Offer and the factors set out below under the heading "Reasons for Making No Recommendation".

Any Shareholder who is in doubt as to how to respond to the Endeavour Offer, including whether or not to tender or to withdraw his or her Shares, should consult his or her own investment dealer, tax advisor, lawyer or other professional advisor.

Any Shareholder who has tendered his or her Shares to the Endeavour Offer and wants to withdraw them should follow the instructions on the blue Notice of Withdrawal included with this Directors' Circular.  Registered Shareholders must deliver, mail or fax a completed Notice of Withdrawal to Valiant Trust Company, the depository of Endeavour Silver, at the address or fax number set forth in the Notice of Withdrawal, in accordance with the instructions set forth in section 8 on page 27 of the Endeavour Circular.  Shareholders who hold Shares through a brokerage firm should contact their brokers to withdraw Shares on their behalf.

REASONS FOR MAKING NO RECOMMENDATION

After careful consideration of the risks and opportunities presented by the Endeavour Offer, the members of the Independent Committee found themselves unable to make a recommendation to Shareholders to accept or reject the Endeavour Offer.  Ultimately, they concluded, it is a choice that will rest on each Shareholder's personal circumstances, appetite for risk and tolerance of uncertainty.

The Independent Committee, with its financial advisors, conducted a market canvass of companies they thought were likely to be interested in making a superior proposal for the Shares and to have the ability to act quickly to make such a decision.  28 companies were contacted in that process.  Although several of the parties contacted executed confidentiality agreements and conducted some due diligence, and one conducted a site visit at Nuevo Milenio, no competing offer for the Shares has been made to date.  Accordingly, while a financially superior offer may be made before the expiry of the Endeavour Offer, the Endeavour Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of this Directors' Circular.  Shareholders who are attracted by the certainty of an opportunity to sell their Shares for cash at this time may prefer to accept the Endeavour Offer or, since the current market price of the Shares is higher than the Endeavour Offer price, to sell in the market.

On the other hand, Cream is an exploration company that holds what the Board believes is a highly prospective silver-gold property, the Nuevo Milenio project, as well as several other exploration prospects.  Shareholders who sell their Shares now, either in the market or by accepting the Endeavour Offer, will forego any opportunity to participate in the upside potential associated with Nuevo Milenio, which could be significant, as well as Cream's other properties.

The Board is of the view that given the limited financial resources of the Company and in accordance with the Company's business plan, the acceptance of the Minco Offer is in the best interests of the Company.  If on November 9, 2010, the expiry date of the Endeavour Offer, Shares representing less than 50.1% of the outstanding Shares, calculated on a fully-diluted basis, are tendered to the Endeavour Offer, the Board intends to accept the Minco Offer on November 10, 2010.

The terms of the proposed agreement with Minco, which were under negotiation between Minco and Cream when Endeavour Silver announced its intention to make the Endeavour Offer, are described in more detail below under the headings "The Minco Offer" and "Risks Related to the Minco Offer".  The transaction would involve the sale by Cream to Minco of an initial 50% interest in Nuevo Milenio for $5 million in cash, and the grant to Minco of an option to acquire an additional 20% interest by incurring work expenditures of a further $5 million.  Assuming it fulfils its own expenditure requirements, Cream would retain a 30% interest in the upside potential of Nuevo Milenio.

Frank Lang, the Chairman and a director of Cream, is also its major creditor.  At the date of this Directors' Circular, Cream owes Mr. Lang and a company controlled by him an aggregate of nearly $1.3 million.  Mr. Lang has agreed that if Cream accepts the Minco Offer, Cream may defer for two years the repayment of $1 million of his debt.

The Independent Committee has concluded that the agreement contemplated by the Minco Offer and Mr. Lang's forbearance agreement together would constitute a viable alternative to the Endeavour Offer.  With the Minco and Lang agreements in place, Cream would be recapitalized, with sufficient cash to pay its debts to third party creditors and comfortably meet its expected working capital needs for at least two years.  In addition, Cream's most valuable asset, the Nuevo Milenio project, would be in the hands of Minco, which has a skilled senior management team with a strong global track-record in major mining organizations, and Cream would retain a significant interest in the project.

Capital West has advised the Independent Committee that it regards the Endeavour Offer as superior to the Minco Offer from a financial point of view.  Nevertheless, Shareholders who wish their Company to remain in the business of mineral exploration and to participate in Nuevo Milenio's upside potential, with the possibility that they may over the longer term achieve a better return by retaining their Shares, may prefer to reject the Endeavour Offer.

In the view of the Independent Committee, the decision of a Shareholder to accept or reject the Endeavour Offer will be based on the Shareholder's individual circumstances, appetite for risk and hope of return.  Accordingly, the Independent Committee concluded that the Board could not usefully make a recommendation to Shareholders, but should instead strive to provide Shareholders with all of the relevant information to allow them to make that decision for themselves.

The Board adopted the conclusions of the Independent Committee and determined that it would not make a recommendation to Shareholders whether to accept or reject the Endeavour Offer.

The following is a summary of the principal reasons why the Independent Committee and the Board have decided to make NO RECOMMENDATION with respect to acceptance or rejection of the Endeavour Offer:

•

The timing of the Endeavour Offer is opportunistic.  Endeavour Silver is seeking to appropriate the upside potential of the Nuevo Milenio project by acquiring the Company before Nuevo Milenio's resource potential has been thoroughly explored.  Further exploration of Nuevo Milenio could significantly increase the property's value, although no assurances can be given in that regard.

•

Based on the volume-weighted average of the closing prices of the Shares on the TSX Venture Exchange for the 20 business days on which there was a closing price preceding September 27, 2010 (the date on which Endeavour Silver announced its intention to make the Endeavour Offer), the Endeavour Offer represents a 75% premium.  However, the Endeavour Offer represents only a 9% premium to the $0.11 closing price of the Shares on the TSX Venture Exchange that was recorded three times from March to June 2010.

•

Since the announcement by Endeavour Silver of its intention to make the Endeavour Offer, the Shares have consistently traded at or above the price of the Endeavour Offer.  Based on the closing price of the Shares on the TSX Venture Exchange on October 28, 2010, the last trading day prior to the date of this Directors' Circular, the Endeavour Offer represents a 9% discount, rather than a premium, for control of Cream.  The performance of the Shares during this period strongly suggests that the market believes that the Endeavour Offer undervalues the Shares.

•

The Endeavour Offer is coercive.  To be fair to Shareholders, Endeavour Silver should have, but did not, include in its offer a commitment that if its 50.1% minimum tender condition is met or waived and it will take up the Shares tendered to the Endeavour Offer, it will announce that fact by news release and extend its offer by at least 10 days to allow those Shareholders who did not tender in the first instance to tender once it is clear that Endeavour Silver will acquire a significant position in the Shares.

•

There are other significant risks and uncertainties related to the Endeavour Offer, which are described in further detail below.  See "Risks Related to the Endeavour Offer".

•

At present, the Endeavour Offer is the only offer for 100% of the Shares that is available for acceptance by the Shareholders.  Although a superior proposal that would deliver greater consideration per Share than the Endeavour Offer may emerge before the expiry of the Endeavour Offer, no such offer is currently expected by the Board.

•

The Company's ability to continue as a going concern is dependent on its ability to obtain additional financing.  Cream estimates that, without regard to the debt forbearance by Mr. Lang outlined above, the Company would require approximately $2.5 million to operate for a period of 24 months and repay amounts owing to Mr. Lang, LMC and others.  The Company estimates that the completion of the transactions contemplated by the Minco Offer and the debt forbearance by Mr. Lang would provide the Company with sufficient working capital to operate without further equity financing for at least a 24-month period and to settle outstanding debt other than the amount being deferred.  It is expected that additional financing, with accompanying dilution, would thereafter be required.  If Cream cannot implement the transaction contemplated by the Minco Offer, it will require additional financing. Current market conditions, the challenging funding environment and the recent low trading price of the Shares may make it difficult for Cream to raise sufficient funds through equity financings.  There can be no assurance that the required funding will be available to the Company on acceptable terms, or at all, and completion of future financings may result in substantial dilution for Shareholders.

•

There are significant risks and uncertainties related to the Minco Offer, which are described in further detail below.  See "Risks Related to the Minco Offer".

Risks Related to the Endeavour Offer

The Endeavour Offer is subject to a number of risks and uncertainties, including but not limited to the following:

•

The Endeavour Offer is highly conditional, to the benefit of Endeavour Silver.

•

Frank Lang, a director and the Chairman of the Company, beneficially owns or controls approximately 22% of the issued and outstanding Shares, as well as options and warrants entitling him to acquire additional Shares, for a total of approximately 24% of the Shares calculated on a fully-diluted basis.  Mr. Lang has advised the Board that he will not tender any of his Shares to the Endeavour Offer.  The value of the Shares may decline, perhaps significantly, if a majority of the outstanding Shares are controlled by two significant Shareholders, each wanting to direct the affairs of the Company.

•

The Endeavour Offer is subject to the condition that there be validly deposited under the Endeavour Offer and not withdrawn at the expiry date of the Endeavour Offer, Shares representing at least 50.1% of the outstanding Shares, calculated on a fully-diluted basis.  However, Endeavour Silver can waive this minimum tender condition and take up all the Shares tendered, even if the minimum tender condition is not met.  If Endeavour Silver acquires less than a majority of the Shares, the Company's ability to effectively carry on its business may be impaired by a dysfunctional relationship between two significant Shareholders.

•

The purchase of Shares by Endeavour Silver pursuant to the Endeavour Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

•

Under the Endeavour Offer, Endeavour Silver may gain effective control of the Company without any obligation to acquire the outstanding Shares that were not tendered to its bid.  This is inherently coercive because a Shareholder may feel compelled to tender Shares to the Endeavour Offer, even if the Shareholder considers the offer price to be inadequate, to avoid the risk that the Shareholder may be left holding a minority investment at a reduced price reflective of a minority discount and with significantly less liquidity.

•

In the Endeavour Circular, Endeavour Silver has advised that, if the Endeavour Offer is accepted by Shareholders who hold not less than 90% of the Shares (other than those held by Endeavour Silver and its affiliates), Endeavour Silver intends to acquire the remaining Shares on the same terms as the Endeavour Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia).  Endeavour Silver has also advised that, if it takes up and pays for Shares under the Endeavour Offer but cannot rely on the compulsory acquisition provisions, it intends to effect a subsequent acquisition transaction to acquire the remaining Shares.  If it takes up and pays for 66 2/3% of the Shares issued and outstanding on a fully-diluted basis, it will own sufficient Shares to effect a subsequent acquisition transaction.  However, given that Mr. Lang has advised that he will not tender to the Endeavour Offer, it is not expected that Endeavour Silver will be in a position to complete a compulsory acquisition of the remaining Shares, and there is no certainty that it will be able to acquire a sufficient number of Shares to effect a subsequent acquisition transaction.

•

In the Endeavour Circular, Endeavour Silver has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Cream, or otherwise, or taking no further action to acquire additional Shares.  Any additional purchases will be at the discretion of Endeavour, and could be at a price greater than, equal to or less than the Endeavour Offer price.

•

If the Endeavour Offer is successful, there may thereafter be insufficient public distribution of the Shares to meet the TSX Venture Exchange's continued listing requirements.  If the Shares are delisted from the TSX Venture Exchange, there may be no other market for the Shares.

The Minco Offer

Minco is a Canadian-based mining company, the shares of which are listed on the Toronto Stock Exchange.  Minco is focused on the acquisition and development of high-quality silver-dominant properties.  Its flagship property is the Fuwan Silver deposit, located in Guangdong Province, China.

On August 11, 2010, Minco and the Company entered into a confidentiality agreement providing for the review of confidential information regarding the Nuevo Milenio project.  Negotiations between Cream and Minco for an agreement under which Minco would acquire an interest in the Nuevo Milenio project were interrupted by Endeavour Silver's announcement that it intended to make the Endeavour Offer.

On October 14, 2010, Cream received the Minco Offer, which is open for acceptance by Cream until 5:00 p.m. (Pacific Time) on November 10, 2010, the day after the scheduled expiry date of the Endeavour Offer.  The Minco Offer is not irrevocable and may be withdrawn by Minco at any time prior to acceptance thereof by Cream.

The terms of the Minco Offer provide that Minco will acquire in consideration of a cash payment of $5 million:  (i) an initial 50% interest in the Nuevo Milenio project; and (ii) an exclusive and irrevocable option (the "Minco Option") to earn an additional 20% interest in the Nuevo Milenio project.  Minco may exercise the Minco Option by incurring a minimum of $5 million in work expenditures on the Nuevo Milenio project, of which a minimum of $1.5 million, $2 million and $1.5 million in work expenditures must be incurred by the first, second and third anniversaries, respectively, of the date of acceptance of the Minco Offer.  An additional 1% interest in the Nuevo Milenio project (for an aggregate 51% interest) would be earned by Minco after completion of the required first year's work expenditures.  By completion of the total of $5 million of work expenditures within the time limits specified, Minco may earn a further 19% interest (for an aggregate 70% interest) in the Nuevo Milenio project.

The Minco Offer is subject to the completion by Minco of a due diligence investigation of the Nuevo Milenio project and of Cream Minerals de Mexico, S.A. de C.V., Cream's wholly-owned subsidiary which holds the Nuevo Milenio project, which due diligence is to be completed to the satisfaction of Minco by the later of November 9, 2010 and 10 days following the acceptance by Cream of the Minco Offer.  The Minco Offer is also subject to other conditions customary for transactions of this nature, including receipt of all required regulatory and stock exchange approvals and approval of the Shareholders, if required.

The Minco Offer provides that the parties will work diligently and in good faith to finalize and execute a formal agreement setting out in full detail the terms of the Minco Offer on or before November 19, 2010, and for the closing of the transaction to occur by November 30, 2010, or, if approval of the Shareholders is required, by January 14, 2011.

As of the date of this Directors' Circular, Cream owes an aggregate amount of approximately $1.3 million in unsecured loans to Frank Lang, a director and the Chairman of the Company, and Lang Mining Corporation ("LMC"), a company which is controlled by Mr. Lang.  Mr. Lang supports the Minco Offer and, in order to improve the prospects that Cream will be able to enter into an agreement with Minco, Mr. Lang and LMC have entered into a forbearance agreement with Cream dated as of October 29, 2010 (the "Forbearance Agreement").  Pursuant to the terms of the Forbearance Agreement, Mr. Lang and LMC have agreed to forbear from taking any action to collect on $1 million (the "Deferred Amount") of the debt owed to them for a period of two years (the "Deferral Period"), commencing on the withdrawal, termination or expiry of the Endeavour Offer (without any take-up of Shares by Endeavour Silver).  The agreement to forbear is contingent upon Minco and Cream entering into an agreement on terms similar to those contemplated by the Minco Offer within 120 days of the commencement of the Deferral Period.  The balance of approximately $300,000 owing to Mr. Lang and LMC is to be repaid within five days of receipt of the $5 million cash payment from Minco for its initial 50% interest in the Nuevo Milenio project.

The Deferred Amount is to be secured by a promissory note to each of Mr. Lang and LMC for that portion of the Deferred Amount owed to them (together, the "Notes"), bearing interest at the rate of 6% per annum.  The Notes may be prepaid, in whole or in part, by Cream at any time.  If Mr. Lang or LMC exercises any options, warrants or other convertible securities to acquire Shares during the Deferral Period, Cream will apply 50% of such proceeds to prepay an equivalent amount of the applicable Note.

Risks Related to the Minco Offer

While the Minco Offer creates opportunities for Cream and the Shareholders, it is also subject to a number of risks and uncertainties, including but not limited to the following:

•

The Minco Offer is not irrevocable, and there can be no assurance that it will not be withdrawn by Minco prior to acceptance by Cream.

•

The obligation of Minco to complete the transactions contemplated by the Minco Offer is subject to the completion by Minco of a due diligence investigation, to the satisfaction of Minco.  There can be no assurance that the results of such due diligence investigation will be acceptable to Minco.

•

The obligations of Minco and Cream to complete the transactions related to the Minco Offer are subject to a variety of conditions, including the receipt of all necessary governmental, regulatory and stock exchange approvals and, if required, the approval of the Shareholders.  There can be no assurance that all such approvals will be obtained to allow the parties to complete the transactions contemplated by the Minco Offer.

•

The Minco Option is an option only, and there is no requirement for Minco to incur the necessary work expenditures to earn an additional 20% interest in the Nuevo Milenio project.  Minco will be the operator of the Nuevo Milenio project so long as it maintains a minimum 50% interest in the project.

•

If Cream and Minco form a joint venture on the Nuevo Milenio project, Cream will need to contribute its pro-rata share of expenditures related to the Nuevo Milenio project, failing which it will suffer the dilution of its interest in the Nuevo Milenio project.  There can be no assurance that Cream will have sufficient funds to be able to maintain its interest in the Nuevo Milenio project.  If Cream's interest in the Nuevo Milenio project is diluted to less than a 10% interest, Cream's interest in the Nuevo Milenio project will convert to a 1.0% net smelter returns royalty.

•

An agreement reflecting the Minco Offer, together with the debt forbearance agreed between Cream and Mr. Lang, appears to be a viable means for Cream to achieve financial stability and maintain a significant interest in the upside potential of the Nuevo Milenio project and Cream's other properties; however, that potential may never be realized.

•

Mineral exploration is speculative.  It is possible that, for a variety of reasons (including but not limited to inherent uncertainties involved in mineral resource estimates, fluctuations in the price of silver, failure to obtain or maintain all required permits and approvals, and country risk), further exploration on Nuevo Milenio will not prove to be a success, and the market value of the Shares after the completion of the work contemplated by the Minco Offer may be lower than the Endeavour Offer price.

The foregoing is only a summary of the information and factors considered by the Independent Committee and the Board.  This summary is not intended to be exhaustive of the factors considered by them in reaching their conclusions and making no recommendation with respect to the Endeavour Offer, but includes the material information, factors and analysis considered by the Independent Committee and the Board.  The members of the Independent Committee and the Board evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Company and based upon the advice of Capital West, financial advisor to the Independent Committee, and their respective legal counsel.  In light of the numerous factors considered in connection with their evaluation of the Endeavour Offer, the Independent Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their conclusions and their decision to make no recommendation with respect to the Endeavour Offer.  In addition, the individual members of the Independent Committee and the Board may have given different weight to different factors.  The conclusions of the Independent Committee and the Board were made after considering the totality of the information and factors involved.

SHARE CAPITAL OF CREAM

The authorized share capital of the Company consists of an unlimited number of Shares. As of October 28, 2010, a total of 97,246,345 Shares are issued and outstanding, as well as outstanding warrants entitling the holders thereof to acquire up to an additional 23,519,471 Shares and options entitling the holders thereof to acquire up to an additional 4,101,500 Shares.  From September 27, 2010, the date on which Endeavour Silver announced its intention to make the Endeavour Offer, to the date of this Directors' Circular, a total of 8,922,143 warrants of Cream have been exercised and warrant exercise proceeds of $892,214.30 received by Cream.

OWNERSHIP OF SECURITIES OF CREAM

The names of each of the directors and officers of Cream, the positions held by them with Cream, and the number and percentage of the outstanding Shares and warrants and options exercisable to acquire Shares (being the only outstanding securities of Cream) which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them, are as follows:

Name and Position	Shares(1)	% of Shares Outstanding(2)	Warrants to Acquire Shares(1)	% of Warrants Outstanding	Options to Acquire Shares(1)	% of Options Outstanding	% of Outstanding Securities(3)
Frank Lang, Chairman & Director	21,565,951	22.18%	8,100,000	34.44%	370,000	9.02%	24.05%
Michael E. O'Connor, President, CEO & Director	150,000	0.15%	150,000	0.64%	1,000,000	24.38%	1.04%
Arthur G. Troup, Director	388,400	0.40%	Nil	Nil	250,000	6.10%	0.51%
Sargent H. Berner, Director	298,500	0.31%	Nil	Nil	260,000	6.34%	0.45%
Ferdinand Holcapek, Director & General Administrator, Cream Minerals de Mexico, S.A. de C. V.	3,450,937	3.55%	600,000	2.55%	375,000	9.14%	3.54%
Robin Merrifield, Director	Nil	Nil	Nil	Nil	175,000	4.27%	0.14%
C. Douglas Lang, Director	52,540	0.05%	Nil	Nil	275,000	6.70%	0.26%
Shannon Ross, CFO & Corporate Secretary	155,000	0.16%	Nil	Nil	280,000	6.83%	0.35%
TOTAL	26,061,328	26.80%	8,850,000	37.63%	2,985,000	72.78%	30.35%

Notes:

(1)

The information as to securities beneficially owned or over which control or direction is exercised by each director and officer of Cream and by his or her respective associates and affiliates, not being within the knowledge of Cream, has been furnished by the respective directors and officers as of October 29, 2010.

(2)

On a non-diluted basis.

(3)

On a fully-diluted basis.

The directors and officers of Cream, having made reasonable enquiry, know of no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, or of a person holding more than 10% of the issued and outstanding Shares, or any person acting jointly or in concert with Cream, who beneficially owns, or exercises control or direction over, directly or indirectly, any Shares except as follows:

Associate / Affiliate of	Shares(1)	% of Shares Outstanding(2)	Warrants to Acquire Shares(1)	% of Warrants Outstanding	Options to Acquire Shares(1)	% of Options Outstanding	% of Outstanding Securities(3)
Associate of Frank Lang	868,966	0.89%	400,000	1.70%	Nil	Nil	1.02%
Associate of Frank Lang	1,318,791	1.36%	350,000	1.49%	75,000	1.83%	1.40%
Associate of Frank Lang	50,000	0.05%	Nil	Nil	Nil	Nil	0.04%
Associate of Frank Lang	107,500	0.11%	Nil	Nil	Nil	Nil	0.09%
Associate of Ferdinand Holcapek	455,000	0.47%	200,000	0.85%	120,000	2.93%	0.62%
Associate of Michael E. O'Connor	100,000	0.10%	100,000	0.43%	Nil	Nil	0.16%
TOTAL		2.98%	1,050,000	4.46%	195,000	4.75%	3.32%

Notes:

(1)

The information as to securities beneficially owned or over which control or direction is exercised by the associates and affiliates of directors and officers of Cream, persons holding more than 10% of the issued and outstanding Shares, and any person acting jointly or in concert with Cream, not being within the knowledge of Cream, has been furnished by the respective directors and officers as of October 29, 2010.

(2)

On a non-diluted basis.

(3)

On a fully-diluted basis.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of Cream, after reasonable inquiry, no person owns or exercises control or direction over, directly or indirectly, more than 10% of the outstanding Shares, other than Frank Lang, a director and the Chairman of the Company, as disclosed above under the heading "Ownership of Securities of Cream".

INTENTIONS OF DIRECTORS AND OFFICERS

Each of the directors and officers of Cream has indicated that he or she has not accepted, and does not intend to accept, the Endeavour Offer.  To the knowledge of the directors and officers of Cream, after reasonable enquiry, no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, no person holding more than 10% of the issued and outstanding Shares, and no person acting jointly or in concert with Cream, has accepted or indicated an intention to accept the Endeavour Offer.

TRADING IN SECURITIES OF CREAM BY DIRECTORS, OFFICERS AND OTHER INSIDERS

Other than the sale by an associate of Cream's Chairman, Frank Lang, of 15,000 Shares on April 19, 2010 at a price of $0.10 per Share, neither Cream, nor any director or officer of Cream, nor, to the knowledge of the directors and officers of Cream after reasonable enquiry, any associate or affiliate of Cream or of a director or officer of Cream, nor any person acting jointly or in concert with Cream, has traded in Shares during the six-month period preceding the date of this Directors' Circular, except as set forth below under the heading "Issuances of Securities of Cream".

ISSUANCES OF SECURITIES OF CREAM

No Shares or securities convertible into Shares have been issued to the directors or officers of Cream during the two-year period preceding the date hereof, other than as indicated below.

Shares

The following table sets forth the Shares that have been issued to directors and officers of Cream in the past two years.

Name	Nature of Issue	Date of Issue	Number of Shares Issued	Price per Share ($)
Frank Lang	Private placement	2009-01-28	5,000,000	0.05
	Private placement	2010-04-13	5,100,000	0.07
Michael E. O'Connor	Private placement	2010-04-13	150,000	0.07
Ferdinand Holcapek	Private placement	2009-01-28	500,000	0.05
	Private placement	2010-04-13	600,000	0.07
	Exercise of warrants	2010-04-23	500,000	0.20

Warrants

The following table sets forth the warrants exercisable to acquire Shares that have been issued to directors and officers of Cream, directly or indirectly, in the past two years.

Name	Nature of Issue	Date of Issue	Expiry Date	Number of Warrants Issued	Exercise Price per Share (First Year)($)	Exercise Price per Share (Second Year)($)
Frank Lang	Private placement	2009-01-28	2011-01-28	3,000,000	0.10	0.20
	Private placement	2010-04-13	2012-04-13	5,100,000	0.10	0.15
Michael E. O'Connor	Private placement	2010-04-13	2012-04-13	150,000	0.10	0.15
Ferdinand Holcapek	Private placement	2009-01-28	2011-01-28	500,000	0.10	0.20
	Private placement	2010-04-13	2012-04-13	600,000	0.10	0.15

Options

The following table sets forth the options exercisable to acquire Shares that have been issued to directors and officers of Cream in the past two years.

Name	Date of Grant	Expiry Date	Number of Options Granted	Exercise Price per Share ($)
Frank Lang	2009-02-14	2014-02-14	100,000	0.12
Michael E. O'Connor	2009-02-14	2014-02-14	1,000,000	0.12
Arthur G. Troup	2009-02-14	2014-02-14	100,000	0.12
Sargent H. Berner	2009-02-14	2014-02-14	100,000	0.12
Ferdinand Holcapek	2009-02-14	2014-02-14	100,000	0.12
Robin Merrifield	2009-02-14	2014-02-14	100,000	0.12
C. Douglas Lang	2009-02-14	2014-02-14	100,000	0.12
Shannon Ross	2009-02-14	2014-02-14	100,000	0.12

OWNERSHIP OF SECURITIES OF ENDEAVOUR SILVER

Neither Cream nor any director or officer of Cream, nor, to the knowledge of the directors and officers of Cream, having made reasonable enquiry, any associate or affiliate of Cream, or of a director or officer of Cream, and no person acting jointly or in concert with Cream, beneficially owns, or exercises control or direction over, directly or indirectly, any securities of any class of Endeavour Silver.

RELATIONSHIP BETWEEN ENDEAVOUR SILVER
AND THE DIRECTORS AND OFFICERS OF CREAM

No agreement, commitment or understanding has been made, or is proposed to be made, between Endeavour Silver and any of the directors or officers of Cream relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or for such director or officer remaining in or retiring from office if the Endeavour Offer is successful.  None of the directors or officers of Cream is a director or officer of Endeavour Silver or any of its subsidiaries.

To the knowledge of the directors and officers of Cream, no agreement, commitment or understanding has been made or is proposed to be made between Endeavour Silver and any Shareholder, or holder of options or warrants convertible into Shares, relating to the Endeavour Offer.

ARRANGEMENTS BETWEEN CREAM AND ITS DIRECTORS AND OFFICERS

No agreement, commitment or understanding has been made, or is proposed to be made, between Cream and any of the directors or officers of Cream relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or for such director or officer remaining in or retiring from office if the Endeavour Offer is successful.

Cream does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The employment agreement of Michael E. O'Connor, President and CEO of Cream, provides that Cream may terminate such employment without cause upon written notice thereof stating the effective date of such termination (the "Termination Date").  In such event, Cream would be obligated to provide Mr. O'Connor with (i) payment of any accrued salary, vacation and bonuses owing but unpaid up to the Termination Date; (ii) payment in the amount equal to one year's salary and one times the average of his annual bonus, if any, calculated as the average of  the annual bonus paid to Mr. O'Connor for the three years prior to the Termination Date; (iii) maintenance of Mr. O'Connor's participation in employee benefit programs other than disability insurance coverage until the earlier of Mr. O'Connor securing comparable alternate benefits and the expiry of one year following the Termination Date; and (iv) all previously unvested options granted to Mr. O'Connor which have not vested shall be deemed to vest on the Termination Date and remain exercisable until the earlier of their expiration date and one year from the Termination Date (collectively, the "Severance").  In the event of a change of control, which includes the acquisition, directly or indirectly, by any person of Shares which constitutes in the aggregate 50% or more of the outstanding Shares, Mr. O'Connor may resign on one month's written notice within six months of the completion of the Change of Control and receive the Severance.  As a result of the Endeavour Offer, all previously unvested options held by Mr. O'Connor have vested pursuant to the terms of his employment agreement.  In the event that the Endeavor Offer is withdrawn, cancelled or otherwise terminated, the original vesting provisions will be deemed to then again apply to any unexercised portion of such options.

Cream is a party to a shareholder and operating agreement dated August 3, 2001 (the "Services Agreement") pursuant to which Quorum Management and Administrative Services Inc. ("Quorum"), a private company held jointly by Cream and other public companies, provides management, administrative, geological and other services on a full cost recovery basis.  In the event of a withdrawal by Cream from the Services Agreement, Cream would be obligated to pay Quorum a termination fee of approximately $200,000 in recognition of the obligations assumed, assets acquired and commitments entered into with third parties by Quorum in order to provide services to Cream under the Services Agreement.

MATERIAL TRANSACTIONS

None of the directors or officers of Cream and, to the knowledge of the directors and officers of Cream after reasonable inquiry, none of their respective associates, and no person who owns more than 10% of the issued and outstanding Shares, has any interest in any material transaction to which Endeavour Silver is a party.

NO MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Directors' Circular, the directors and officers of Cream are not aware of any information that indicates any material change in the affairs of Cream since the date of its most recent published interim financial statements.

OTHER INFORMATION

Except as disclosed in this Directors' Circular, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Shareholders (or holders of securities convertible into Shares) to accept or reject the Endeavour Offer.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

Capital West was retained to render financial advisory services to the Independent Committee and the Board in connection with its analysis of and response to the Endeavour Offer.  Cream will pay Capital West customary compensation and will reimburse it for its reasonable out-of-pocket expenses.  Cream has agreed to indemnify Capital West against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither Cream nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Shareholders in connection with the Endeavour Offer.

STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Cream with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

AVAILABILITY OF DOCUMENTS

Cream is a reporting issuer in the provinces of Alberta and British Columbia.  Cream files its continuous disclosure documents and other documents with Canadian provincial securities authorities in such provinces, which documents are available under Cream's profile at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Directors' Circular, including the discussion of the reasons the Board makes no recommendation in respect of the Endeavour Offer, contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements (within the meaning of the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors' Circular (together "forward-looking information").

Such forward-looking information can be found in "Reasons for Making No Recommendation", "Risks Related to the Endeavour Offer" and "Risks Related to the Minco Offer".  Generally these forward-looking statements may be, but are not always, identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Examples of such forward-looking information in this Directors' Circular include, but are not limited to:  whether the Endeavour Offer will be successful; whether the minimum tender condition of the Endeavour Offer will be met or waived; whether the Minco Offer will be accepted by Cream; whether the transactions contemplated by the Minco Offer will be completed; and whether greater value may be realized in the future on the Shares than the value available under the Endeavour Offer.  Actual results and developments are likely to differ, perhaps materially, from those expressed or implied by the forward-looking information contained in this Directors' Circular.  Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to:  the existence of third parties interested in purchasing some or all of the Shares; the continued availability of the Minco Offer; receipt of all necessary approvals to the Minco Offer; and the exploration potential of the Nuevo Milenio project.

In respect of forward-looking information relating to Cream, factors which could cause actual results to differ materially from current expectations include, but are not limited to:  fluctuations in the price of silver; fluctuations in the fair value of the assets of Cream; a failure to receive all necessary governmental, regulatory and stock exchange approvals required by the Minco Offer; inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of silver; general economic conditions; competitive conditions in the business in which Cream operates; and changes in laws, rules and regulations applicable to Cream.

Cream specifically disclaims any obligation to update these forward-looking statements, except as required by law.  These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this Directors' Circular.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved and the delivery hereof have been authorized by the Board.

CERTIFICATE

October 29, 2010

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Cream Minerals Ltd.

"Sargent H. Berner"	"Frank A. Lang"
SARGENT H. BERNER Director	FRANK A. LANG Director